STRICTLY CONFIDENTIAL Exhibit 10.13
August 28, 2009
Frederic Jung
Chief Financial Officer – Arizona Chemical

Re:	Letter of Understanding for Frederic Jung International Assignment in Almere, The Netherlands
Dear Frederic:
This letter confirms our mutual understanding of the terms and conditions that will apply to your assignment with Arizona Chemical LLC (the “Company”) as Chief Financial Officer based in Almere, The Netherlands (the “Host Country”).
Such assignment is subject, of course, to foreign government entry documents and/or visas, and your acceptance of the terms and conditions outlined in this letter. The effective date of your international assignment is August 1, 2009. Your point of origin has been designated as Chicago, IL.
The terms and conditions outlined in this letter are applicable only for the period of this international assignment, which is expected to be three to five years. When you return to the United States at the end of this assignment, you will return at a location mutually agreed upon by you and the Company and your base salary in effect at that time, and all premiums, allowances, and differentials provided under the Company’s international assignment policy will cease (with the exception of certain tax preparation services and payments in both the U.S. and the Host Country applicable to the year of your repatriation or beyond should the Company request to do so) according to the provisions of the policy.
For the period of this international assignment, you will remain on the US payroll for the purpose of delivery of your periodic salary component. You will continue to be covered by, or be eligible for, all policies, procedures and programs of Arizona Chemical. Your previous employment agreement and benefits addendum will remain valid. Your human resources representatives will be David B. Cowfer, Vice President – Human Resources, and Sieta Vermeulen, HR Manager, The Netherlands.
Total Overseas Compensation
To establish your total compensation, a “balance sheet” approach is used to ensure that your standard of living in the Host Country will be reasonably comparable to that which you would have enjoyed in the United States, given your family status and income level. A copy of your balance sheet will be provided at the time of your departure to the Host Country, and thereafter whenever adjustments are made. Your compensation will be provided in Euros and/or U.S. Dollars. For record keeping purposes in the United States, your compensation will be delineated totally in U.S. Dollars.
Base Salary
At the commencement of this assignment, your base salary will be $285,000 per year, or $23,750 per month paid in 12 equal monthly installments net of hypothetical tax, employee contributions to benefit plans including, but not limited to, Medical Insurance, 401(k) plan contributions, etc.
Salary reviews will continue to be held according to Company guidelines in effect.

Benefits
You will continue to receive coverages under the current Arizona Chemical benefit programs for salaried employees, however, effective August 1, 2009 your medical and dental coverage for you and your family will be provided by Aetna Global Benefits.
Work Schedule
You agree that you will observe the work schedule in effect at your place of assignment and that you will not be entitled to overtime pay should the responsibilities of your position require, from time to time, that your work exceeds this schedule.
Paid Time Off Policies
Per your Benefits Addendum to Employment Agreement, November 7, 2008, you will be entitled to annual vacation time of 28 days. In addition, you will observe the customary holidays in the Host Country.
Housing in the Host Country
The Company will pay a housing allowance to help cover the expense of housing in the Host Country. Your monthly housing allowance will be 2,800 Euro a month. It is intended that this allowance will be paid to you in the Host Country.
You will be responsible to pay the actual amount of the monthly rent in the Host Country as well as all utilities, including telephone costs.
Selection of housing in the Host Country has been previously approved by your manager, Kees Verhaar, President and Chief Executive Officer. No assistance with housing will be provided by the Company should you decide to purchase housing in the Host Country. In addition, no financial assistance will be provided at the time of any purchase or future sale of the property.
Goods and Services Differential Allowance (COLA)
A goods and services differential allowance will be paid to compensate you for the higher costs of goods and services in the Host Country as compared to those in the United States. The differential is calculated by multiplying a goods and services index, provided by ORC, by the portion of base salary that someone at your income level and family size would spend on goods and services in the United States. At this time, your family size has been designated as five “5”. At present, based on ORC data, the amount that an individual at your salary level and family size would normally spend on goods and services in the United States, called “spendable income,” would be $7,604.75 per month.
Thus, your goods and services differential allowance, if this index is still in effect when your allowance commences, will be:

U.S. Spendable Income		$7,604.75
Goods and Services Index	x	0.57754

Monthly Allowance TOTAL		$4,392.00

Since you will have the use of a company car, your U.S. spendable income and goods and services index will be derived from ORC’s modified tables.
The allowance, affected by costs and inflation both in the Host Country and in the United States, and by exchange rates, will be adjusted whenever there is a + 5% change in the goods and services index or a change in your U.S. spendable income. Payment of the allowance will begin when you move into permanent/rental housing in the Host Country and will cease on the date of the payroll period following the date you move out of permanent/rental housing. You are responsible for notifying (HR Rep) of the date you move into or vacate permanent/rental housing and of any change in the number of family members residing with you in the Host Country on a full-time basis during your international assignment.
Automobile(s) in the U.S.
You have been approved to ship one personal automobile to the Host Country. In certain circumstances, the Company will protect you on the forced sale of up to two automobiles before being transferred. In order for any loss to be eligible for reimbursement, you will be required to make a good faith effort to sell the automobile(s) in an arm’s length transaction and to document the sale to a buyer other than a relative by blood or marriage.
If you find it necessary to sell the automobile(s) for less than the average of the trade-in and retail price as quoted in the current National Automobile Dealers Association Used Car Guide, you may be reimbursed for the loss, up to $3,500 per automobile on the difference between the N.A.D.A. support price and the selling price, provided that the above conditions have been met.
Automobile in the Host Country
You will be provided with an automobile for business use while you are on assignment in the Host Country With respect to tax matters related to the automobile you will be treated in the same manner as similarly situated employees in the Host Country and may be responsible for payment of tax on imputed income associated with any personal use of the automobile.
Cultural Training
The Company will arrange for cultural training for you and your spouse if needed.
Language Training
See Benefits Addendum to employment agreement, November 7, 2008 (attached).
Physical Examinations
On an annual basis, you and your family will be required to take basic physical examinations at Company expense. Once you are overseas, the Company strongly encourages you to establish a relationship with a local English-speaking doctor and identify a local hospital to assist with any medical needs or emergencies that may arise. It is also important to have readily available information on blood types, allergic reactions to medications, etc.

Expense Reimbursements
The Company will provide you with economy airfare from Chicago, IL to The Netherlands and will reimburse you for limited but necessary travel expenses en route. If your housing arrangements are not completed by the time of your transfer, the Company will reimburse reasonable interim living costs (excluding employee lunches during the workweek) for you. Reimbursement for reasonable interim living costs will cease when you move into permanent/rental housing.
All arrangements for your transfer to the Host Country should be coordinated with receipt of your foreign visa that will qualify you for permanent residence in the Host Country while you are on assignment.
Relocation
You will be eligible for provisions of the Company’s relocation policy unless they are superseded by the provisions of the international assignment policy or your personal benefits addendum to your current employment agreement.
Relocation Allowance
In accordance with your Benefits Addendum, a relocation allowance of one month’s salary will be paid to you upon your transfer to the Host Country. This allowance will be considered taxable income to you and you will be responsible for any resulting income/social taxes. A hypothetical tax will be calculated and deducted from this allowance at the time of payment, and will be subject to reconciliation through the tax equalization process described below. The allowance is designed to aid in the payment of relocation expenses related to your move.
Payment of a relocation allowance upon your repatriation to the United States to another assignment with Arizona Chemical will be subject to the provisions of the relocation policy in effect at the time of your repatriation. This allowance will be subject to withholding for FICA and Federal/State/Local tax purposes at the time it is paid to you.
Provision of Appliances
If necessary, the Company will provide major appliances up to a maximum of $3,500 for your use in the Host Country. These include a middle of the range refrigerator, stove, microwave oven, washer-dryer, and dishwasher, as well as one VCR/DVD and one television. When more cost-effective, appliances should be purchased in the United States. The purchase of electrical appliances other than those listed, as well as adapters and transformers, will be your responsibility.
Shipment/Storage of Personal Effects
The costs in connection with the shipment of reasonable household and personal effects from Chicago, IL to The Netherlands, including reasonable insurance, packing and unpacking, will be paid by the Company. The Company will also pay for any import duties and other expenses necessary for the actual delivery of these goods, except in those cases where the Company believes these expenses are excessively high due to circumstances within your control. In order to settle you into permanent/rental housing more promptly, the Company will reimburse shipment by air of a limited amount of personal effects needed for immediate use. The Company will also pay for the climate controlled storage of household goods and/or personal effects while you are assigned overseas. The Company will reimburse up to $2,500 for shipping two household pets, if permitted by law. A representative from Hewitt will make all arrangements for shipment and storage on your behalf.
Treatment of U.S. Residence
Since you have decided to sell your former residence in Chicago, IL, the provisions of the US relocation policy relating to home sale will apply. For Federal income tax purposes, you will be entitled to exclude from income such amount of gain on the sale of your principal residence as is permitted by Section 121 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.
Since you are currently a homeowner, you will be considered a homeowner under the relocation policy at the time of your transfer back to a location in the United States.
Home Leave, Local Vacation and Business Trips
For each 12 months of your overseas assignment, you will be entitled to four weeks annual home leave. Home leave accrual will commence on the date of your transfer to the Host Country and will continue to the date of transfer from that location. In the year of repatriation, home leave will be prorated for periods of less than one year at the rate of two and one-third days for each month of international assignment. During this assignment, the Company will provide you and your family with direct route, economy, round-trip airfare between the Host Country and your point of origin for each home leave.
Limited but necessary and reasonable travel expenses en route will also be covered. In addition, the Company will reimburse car rental for up to four weeks. Lodging, meals and gasoline for the rental car during periods of home leave will be your responsibility and will not be reimbursed by the Company.
Home leave will be used to offset the number of weeks of vacation you are eligible to receive under the Company’s vacation policy.
Expenses for you, incurred while on business trips, will be reimbursed by the Company according to regular Company policy.
Emergency/Medical Leave
In the event that serious illness or death in the immediate family requires you and your family to return to the Home Country, the Company will pay the round-trip economy class airfare to your point of origin. “Immediate family” for purposes of letter is defined as your or your spouse’s parents and, brothers/sisters.
You will be allowed reasonable paid time off at the discretion of the Company, normally not to exceed 5 business days, to attend to the personal emergency. You will not be reimbursed for temporary living expenses, such as hotel, food, taxi, or car rental during the emergency leave.
If such an event occurs close enough to the assignment completion date, the Company may elect not to return you and/or family to the Host Country and terminate the assignment early.

Tax Equalization
During the duration of the international assignment, you will be subject to the Arizona Chemical Tax Equalization Policy (“Tax Policy”). The Company will equalize your tax liability, including the one derived from your investment and grants in AZ CHEM MIVII, L.P, to your point of origin. You will be held responsible for hypothetical U.S. income, Illinois State income, and U.S. Social Security taxes on your base salary, incentive bonus and any gains derived from your investment and grants AZ CHEM MIVII, L.P. Worldwide taxes on your personal income will be your responsibility.
The Company has engaged a tax consultant to meet with you to review the concepts of Tax Equalization and to answer any questions you may have about this benefit.
It is anticipated that tax equalization for you will be administered by withholding a hypothetical obligation (hypothetical U.S. and State) from your base, bonus and other incentive compensation. You will be responsible for U.S. Social Security taxes on your entire compensation and the Company will provide a gross-up for the additional social tax on international allowances.
Having taken the hypothetical withholding and actual social tax from your periodic pay, the Company will be responsible for the payment/remittance of actual U.S./Host Country income and social taxes on your base, bonus, other incentive compensation and international assignment allowances.
You will be responsible for remitting payment of tax on your personal income as required by U.S. and Host Country tax law as detailed in the Tax Policy. This may take the form of required estimated tax payments.
You will receive a Tax Equalization calculation for each calendar year of your assignment and possibly for years following repatriation where it is necessary to reconcile the Company’s versus your obligation due to the presence of “trailing” allowances, payments and credits. A tax settlement amount may be due to/from the Company as a result. It is expected that any tax settlement amount be made within 30 days of receipt of the settlement calculation whether due to, or from, the Company.
Tax Return Preparation
A tax consultant has been engaged to assist you in the preparation of your U.S. tax return and your Host Country tax returns for the years of your assignment. The same tax consultant has also been engaged to prepare an annual tax equalization settlement and may assist you with any dealings with the IRS (to the extent such audits are related to Company-paid income or reimbursed expenses).
You must cooperate with the tax consultant to complete the preparation of all returns and to take advantage of the most advantageous tax filing positions for the Company. All information related to your income tax return, other than that which is necessary for the Company to conclude the tax equalization settlement, is kept confidential between you and the tax consultant.
Employee Responsibility for Timely Submission of Information
You are responsible for providing accurate and timely information to the tax consultant. Penalties, interest or additional taxes that are imposed due to any action or inaction will be your responsibility and will not be reimbursed by the Company.

Termination and Severance
If your employment is terminated while you are abroad, either at your own or the Company’s option, the Company will reimburse moving expenses in accordance with the Company’s relocation policy and the international assignment policy for you and your household goods and personal effects to your point of origin, provided you return to that point within 180 days of termination. However, you will not be eligible for a relocation allowance. The Company will pay for airfare for you and your family , and for the shipment of your household goods from the Host Country to your point of origin, or to a mutually agreed upon location (provided the costs involved are no higher than those to the point of origin). Any international allowances you are receiving will end according to the provisions of the international assignment policy.
If a Company-initiated termination occurs, you will receive adequate advance notice subject to the provisions of the Company’s severance policy in effect at that time. Similarly, if you voluntarily terminate, you are expected to give notice subject to the provisions of the severance policy. If the Company provides all or part of your housing, you will be required to vacate the housing within 60 days of termination. The Company will reimburse any penalty charges for early termination of the rental agreement.
Any payments received in accordance with the laws or customs of the Host Country, including severance compensation and/or special termination bonuses, will be fully offset against compensation payable to you under the terms of the Company’s severance policy. This provision is applicable to either voluntary or involuntary termination.
Termination will require immediate settlement of all outstanding advances, including travel, and any other financial arrangements you may have with the Company.
Agreement Letter
This agreement is made in the state of Florida, United States of America, and shall be subject to the laws of the state of Florida and applicable federal laws. In the event any provision of this letter of understanding shall be held invalid or unenforceable by reason of law, such invalidity of unenforceability shall attach only to such provisions and shall not affect or render invalid or unenforceable any other provisions of this letter.
By signing this letter of understanding, you agree and accept this assignment as outlined above with the full understanding that policies relating to your international assignment may change from time to time and will be discussed with you in detail. It is agreed and understood that material changes in policies relating to your international assignment will not be implemented without your express written consent.
The current employment agreement made between you and the Company, to include the Benefits Addendum and Termination Agreement, will not be superseded by any of the above provisions, and where there is conflict between this agreement and the current employment agreement of November 7, 2008, the latter shall prevail.

/s/ Frederic Jung	8/28/09	/s/ David B. Cowfer	8/28/09

Frederic Jung	Date	David B. Cowfer	Date
Chief Financial Officer		Vice President – Human Resources
Arizona Chemical

/s/ Kees Verhaar

Kees Verhaar	Date
President and CEO
Arizona Chemical